Mail Stop 7010

March 28, 2006

Martin J. Landon
Vice President and Chief Financial Officer
Kinetic Concepts, Inc.
8023 Vantage Drive
San Antonio, Texas 78230

      Re: Kinetic Concepts, Inc.
                 Form 10-K for Fiscal Year Ended December 31, 2004
                 Form 10-Q for Fiscal Quarters Ended September 30, 2005
                 File No. 1-09913

Dear Mr. Landon:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief